SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 13e-3 THEREUNDER

(AMENDMENT NO. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFINITY AUGMENTED REALITY, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

Infinity Augmented Reality, Inc.

Motti Kushnir

Ortal Zanzuri

CS Master Holdings LLC

ALS Capital Ventures LLC

Moshe Oratz

Credit Strategies LLC

Singulariteam Fund LP

 (Name of Person Filing Statement)

00400G100

(CUSIP Number of Class of Securities)

Motti Kushnir

Infinity Augmented Reality, Inc.

228 Park Ave. S #61130, New-York, NY 10003-1502

917-677-2084

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on
Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

Calculation of Filling Fee

Transaction Value*	Amount of Filing Fee**
$5,300	$1

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $5,300 by the Issuer in lieu of fractional shares immediately following a 1-for-101 reverse stock split to holders of fewer than 101 shares of the Issuer's common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.15 per pre-split share and approximately 35,500 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.000116200. This amount has been previously paid.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: Schedule 13E-3

Filing Party: Infinity Augmented Reality, Inc.

Date Filed: February 17, 2015

INTRODUCTION

This Amendment No. 5 amends and supplements the Rule 13E-3 Transaction Statement, on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) by Infinity Augmented Reality, Inc. a Nevada corporation (the "Company") on February 17, 2015, as amended by Amendment No. 1 filed on April 9, 2015, Amendment No. 2 filed on May 28, 2015, Amendment No. 3 filed on July 2, 2015, and Amendment No. 4 filed on July 7, 2015 in connection with a “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its reporting obligations under the Exchange Act.  This Amendment No. 5 to the Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act to report the results of the Rule 13e-3 transaction described below. All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3

At a special meeting held on August 5, 2015, the Company’s stockholders approved a 1-for-101 reverse stock split (the “Reverse Stock Split”) of the Company’s outstanding shares of Common Stock, whereby each 101 shares of the Company’s Common Stock outstanding immediately prior to the Reverse Stock Split was converted into one share of post-Reverse Stock Split Common Stock, except that shares of Common Stock held by shareholders of record owning fewer than 101 shares of Common Stock immediately prior to the Reverse Stock Split were converted into the right to receive a cash payment of $0.15 for each share of Common Stock held by such shareholder immediately before the Reverse Stock Split immediately followed by a 101-for-1 forward stock split, whereby each share of post-Reverse Stock Split Common Stock was converted into one hundred one (101) shares of Common Stock (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Reverse/Forward Split”).

The Reverse/Forward Split was approved and declared by Financial Industry Regulatory Authority to take effect on November 6, 2015

On November 5, 2015, the Company filed with the Secretary of State of Nevada a Certificate of Amendment to the Company's Articles of Incorporation to effect the Reverse Stock Split and a Certificate of Amendment to the Company's Articles of Incorporation to effect the Forward Stock Split.  These Certificates of Amendment, and the Reverse Stock Split and Forward Stock Split that they contemplate, went into effect on November 6, 2015.

Following the Reverse/Forward Stock Split, the Company has fewer than 300 stockholders of record. As a result, the Company is eligible to, and intends to, suspend its reporting obligations under Section 13(a) and/or Section 15(d) of the Exchange Act by filing with the SEC a Certification and Notice of Termination of Registration on Form 15 (“Form 15”). Immediately upon the filing of the Form 15, the Company will no longer be required to file periodic reports under section 13(a) of the Exchange Act with the SEC. Upon the effectiveness of Form 15, which is 90 days after Form 15 is filed with the SEC, the Company will no longer be subject to the reporting requirements under the Exchange Act as long as the number of its stockholders of record remains below 300 and the public registration of its common stock under the Exchange Act will be terminated 90 days after the filing of the Form 15.

This final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the result of the Reverse/Forward Stock Split.

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Item 15.          Additional Information.

(c)   Other Material Information. This Item 15(c) is hereby amended and supplemented as follows:

On November 5, 2015, the Company filed with the Secretary of State of Nevada a Certificate of Amendment to the Company's Articles of Incorporation to effect the Reverse Stock Split. In lieu of the Company issuing fractional shares to stockholders owning less than 101 pre-Reverse Stock Split shares, the Company will pay cash equal to $0.15 multiplied by the number of pre-Reverse Stock Split shares held by such stockholder.

On November 5, 2015, the Company also filed with the Secretary of State of Nevada and a Certificate of Amendment to the Company's Articles of Incorporation to effect the Forward Stock Split. These Certificates of Amendment, and the Reverse Stock Split and Forward Stock Split that they contemplate, went into effect on November 6, 2015.

Item 16.          Exhibits.

(a)   The Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission and all exhibits thereto is concurrently with this form is incorporated herein by reference.

(b)   None.

(c)   None.

(d)   The information set forth in the Proxy Statement under the caption “Prior Transactions between the Company and Related Persons and Entities” is incorporated herein by reference.

(e)   None.

(f)   The information set forth in the Proxy Statement under the caption “Proposal No. 1 - Amendment to the Company’s Articles of Incorporation to Effect A Reverse/Forward Stock Split – Special Factors - Dissenter's and Appraisal Rights” is incorporated herein by reference.

(g)   None.

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SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INFINITY AUGMENTED REALITY CORPORATION

By:	/s/ Motti Kushnir
Title:	Chief Executive Officer

By:	/s/ Motti Kushnir
Motti Kushnir,
Chief Executive Officer

By:	/s/ Ortal Zanzuri
Ortal Zanzuri,
Chief Financial Officer

CS MASTER HOLDINGS LLC

By:	/s/ David Greenspan
Title:

ALS CAPITAL VENTURES LLC

By:	/s/ Mark Nordlicht
Title:

MOSHE ORATZ

By:	/s/ Moshe Oratz

CREDIT STRATEGIES LLC

By:	/s/ Mark Nordlicht
Title:

SINGULARITEAM FUND LP
By its General Partner, Singulariteam GP PTE Ltd.

By:	/s/ Moshe Hogeg and Kenges Rakishev
Title:

Dated: November 12, 2015

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EXHIBIT INDEX

Exhibit No.	Description

(a)	Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission on July 7, 2015 and incorporated herein by reference).

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